SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Addition of an Affiliated Company

1.	Details of the affiliated company:

Name: KTSC Investment Management B.V.

Name of Representative Director: Pan Sik Shin

Balance sheet overview (applying exchange rate on November 28, 2007 of Won 1,382.24 per Euro):

Total assets: Won 24,880,320

Total liabilities: None

Total stockholders’ equity: Won 24,880,320

Total capital: Won 24,880,320

2.	Name of company group: KT

3.	KT Corporation incorporated a new entity to efficiently manage the overseas subsidiaries of KT Corporation, as well as to manage its equity holdings in, and provide financial support for, such subsidiaries

5.	Revised number of affiliated companies: 29

6.	Date revised and confirmed: November 28, 2007 (the date of registration of incorporation)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 30, 2007
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Byung Ho Kim
Name:	Byung Ho Kim
Title:	Director